Exhibit 99.4

Text-to-911 Trailblazer BVCOG Deploys NICE Inform Text Recording Solution

9-1-1 centers will rely on the NG9-1-1-ready NICE Inform to record, document and reproduce Text-to-911, voice, and other multimedia communications for incident reconstruction and investigations

Hoboken, N.J. – September 11, 2017 – NICE (Nasdaq:NICE) announced today that the Brazos Valley Council of Governments’ (BVCOG) seven 9-1-1 centers are deploying NICE Inform to record and manage reproduction requests for all emergency calls, including Text-to-911 communications. NICE Inform goes beyond capturing 9-1-1 texts to enable PSAPs to search for, retrieve, export, save and share text conversations and associated metadata for investigations. Texts can also be combined with 9-1-1 and radio calls, screen recordings, GIS and CAD incident data, into comprehensive incident timelines.

BVCOG has the distinction of being the first agency in the United States to complete a Text-to-911 call using Airbus DS Communications’ VESTA® 9-1-1 integrated VESTA® SMS system which enables native handling of text and voice in a single application. The BVCOG (TX) Regional 9-1-1 program encompasses seven 9-1-1 centers in six counties: Washington County 9-1-1, Burleson County Sheriff’s Office, Grimes County Sheriff’s Office, Navasota Police Department, and the Leon County, Madison County and Robertson County Sheriff’s Offices.

“As one of the early adopters of Text-to-911, BVCOG is a trailblazer in Next Gen emergency communications,” said Chris Wooten, Executive Vice President, NICE. “BVCOG also recognizes the importance of capturing and preserving Text-to-911 communications for incident reconstruction and investigations, and is committed to doing it the right way, with NICE Inform.”

“Public Safety agencies would never think twice about recording every 9-1-1 call, even though they may only need to retrieve one call out of a thousand for legal documentation,” said Anita Pitt, 9-1-1 Program Manager, Brazos Valley Council of Governments (BVCOG). “Agencies need to put the same emphasis on recording 9-1-1 Texts. NICE Inform provides our 9-1-1 centers with complete legal documentation of SMS 9-1-1 Texts, should they need it. It captures exactly what we need in exactly the right format.”

NICE Inform goes beyond simply capturing 9-1-1 Texts to enable BVCOG to search for, retrieve, export, save and share text conversations, and associated metadata, for investigations. In addition to capturing the 9-1-1 SMS text conversations, NICE Inform also captures all of the metadata that comes in from the text stream. BVCOG 9-1-1 supervisors and records custodians can export and save complete text conversations in various formats (.txt, .pdf, .csv) along with complete metadata (e.g. caller ID, location, date/time stamps, etc.), for comprehensive insight into who texted, from where and when, and what was said.

NICE Inform is currently deployed at the Navasota Police Department, and at the Leon County and Grimes County Sheriff’s Offices, and will soon be rolled out to the remaining four BVCOG 9-1-1 centers. NICE is working with its partner Voice Products Inc. to complete the installation.

NICE Inform is integrated with and certified to support leading NG9-1-1 call handling and Text-to-911 applications. By investing in NICE Inform, PSAPs can achieve complete multimedia capture and incident reconstruction capabilities today while equipping themselves to capture and manage Text-to-911 and future NG9-1-1 multimedia communications.

About BVCOG
The Brazos Valley Council of Governments (BVCOG) is a multi-purpose voluntary organization of, by and for local governments in the seven county Brazos Valley Region of Texas. The BVCOG serves over 315,000 citizens and covers an area of 5,109 square miles. The Brazos Valley Council of Governments Regional 9-1-1 program encompasses seven Public Safety Answering Points (PSAPs): Washington County 9-1-1, Burleson County Sheriff’s Office, Grimes County Sheriff’s Office, Navasota Police Department (also in Grimes County), and the Leon County, Madison County and Robertson County Sheriff’s Offices. The PSAPs are responsible for answering all the 9-1-1 calls that originate from a defined geographic area. Collectively, these seven PSAPs handle approximately 150,000 9-1-1 calls annually. The BVCOG 9-1-1 program also oversees the planning, implementation, upgrades and financial responsibilities of 9-1-1 service and county database maintenance projects. More info at http://www.bvcog.org/ and http://www.bvcog.org/programs/911-regional-planning/

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.